MEMORANDUM
TO:	Jacob Sandoval & Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel Jackson National Asset Management, LLC
DATE:	June 2, 2016
SUBJECT:
Response to Comments on the Annual Financial Statements filed on Form N-CSR on March 7, 2016 for Jackson Variable Series Trust (File Nos: 333-177369 and 811-22613), JNL Investors Series Trust (File Nos: 333-43300 and 811-10041), JNL Variable Fund LLC (File Nos: 333-68105 and 811-09121), and JNL Strategic Income Fund LLC (File Nos: 333-183061 and 811-22730) (each individually the "Registrant" and collectively, the "Registrants")

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff," as appropriate) comments received via telephone on April 27, 2016 to the Registrants' Annual Financial Statements for the year ended December 31, 2015.

The comments are repeated below in italics, with responses immediately following.

1.	Tandy Representation

a.	Please file the Tandy Representation Letter to reflect the following statement:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: The Registrant has filed the Tandy Representation Letter to reflect the requested statements.

2.	Jackson Variable Series Trust Prospectus and SAI Comments

a.
On page 27 of the Jackson Variable Series Trust's Statement of Additional Information ("SAI"), in reference to the sentence that states, "In the case of privately-issued mortgage-related and asset-backed securities, the Funds take the position that such instruments do not represent interests in any particular industry or group of industries," please either revise or remove this sentence to reflect the SEC's view that privately-issued mortgage-related and asset-backed securities do represent interests in a particular industry or group of industries and funds must look back through asset-backed securities for industry classification purposes.  Additionally, if any of the various trusts in the complex have adopted internal operating policies to address this, please disclose in the SAI.

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

RESPONSE: Jackson Variable Series Trust has disclosed previously, and currently discloses, in its SAI that, for purposes of the each series of the Registrant's (each a "JVST Fund") industry concentration policy, the Registrant takes the position that privately-issued mortgage-related and asset-backed securities do not represent interests in any particular industry or group of industries.  Although the JVST Funds do not take the view that privately-issued mortgage-related or asset-backed securities are part of any industry for purposes of an industry concentration policy, each has adopted an internal operating policy limiting its investment in privately issued residential mortgage-related securities ("Private RMBS") to no more than 25% of the JVST Fund's assets.  With respect to privately issued commercial mortgage-backed securities ("Private CMBS"), each JVST Fund has adopted an internal operating policy to invest no more than 25% of its assets in Private CMBS. With respect to asset-backed securities, each JVST Fund has adopted an internal operating policy to invest no more than 25% of its assets in other asset-backed securities that are backed by assets in the same industry. We note that these are internal operating policies of the JVST Funds, not fundamental investment restrictions.

b.	For the JNL/DoubleLine Total Return Fund, please supplementally provide the percentage of total assets of privately-issued mortgage-related securities that are held in the Fund.

RESPONSE: The Registrant notes that the percentage of total assets of privately-issued mortgage-related securities that are held in the JNL/DoubleLine Total Return Fund is 15.6%.

c.
The Commission Staff notes that the JNL/Nicholas Convertible Arbitrage Fund has a large percentage of investments in securities which are exempt from registration under the Securities Act of 1933.  Please amend the Fund's strategy in the prospectus to reflect that such investment is a principal investment strategy of the Fund and add any appropriate risks to the Fund's disclosure.

RESPONSE: The Registrant agrees to supplement the Fund's prospectus to add the following language to the Fund's principal investment strategy:

The Fund may also invest in restricted securities, which are securities that cannot be offered for public resale unless registered under the applicable securities laws or that have a contractual restriction that prohibits or limits their resale such as Rule 144A securities. They may include private placement securities that have not been registered under the applicable securities laws. Restricted securities may not be listed on an exchange and may or may not have an active trading market. Rule 144A securities are restricted securities that can be resold to qualified institutional buyers but not to the general public.

Additionally, the Registrant has added both liquidity risk and restricted securities risk as principal risks of investing in the Fund.

3.	JNL Investors Series Trust Annual Financial Statement Filing

a.
For the JNL/PPM America Low Duration Bond Fund, the Fund distributed a return of capital.  Please confirm that this distribution was done in accordance with the shareholder notice requirements of Rule 19a-1 of the Investment Company Act of 1940, as amended (the "1940 Act").

RESPONSE: Since the JNL/PPM America Low Duration Bond Fund is only available for investment by certain investment companies managed by affiliates of Jackson National Asset Management, LLC ("JNAM") organized as Funds of Funds, there are no direct shareholders invested in the Fund. As a result, the requirement under Rule 19a-1 that the notice of a return of capital be sent to shareholders in connection with a dividend statement is not applicable.

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

b.
The Commission Staff notes that there was a shareholder vote on November 6, 2015 for the JNL Money Market Fund.  Please respond if the shareholder disclosure requirements under Rule 30e-1(b) of the 1940 Act were met, given that the Commission Staff is unable to locate this disclosure in the annual report.

RESPONSE: Note 4 in the Notes to Financial Statements contains the following disclosure:  "At a November 6, 2015 shareholder meeting, a conversion of the JNL Money Market Fund to a government money market fund was approved by shareholders.  The expected conversion date is in September 2016." The Registrant notes that it inadvertently failed to specify whether it was an annual or special meeting and did not include the number of votes cast in accordance with Rule 30e-1(b) of the 1940 Act in the referenced annual report.  The Registrant will implement certain controls to ensure that this information is included in future shareholder reports.

4.	JNL Strategic Income Fund LLC Annual Financial Statement Filing

a.
For the JNL/PPM America Strategic Income Fund, it appears that there was a benchmark change from the prior year included in the Management Discussion of Fund Performance ("MDFP").  Please indicate where in the annual report the change in benchmark for the Fund is disclosed.

RESPONSE: As of December 31, 2014 and December 31, 2015, the primary benchmark for the Fund was the Barclays U.S. Corporate High Yield Index. There was no change in the primary benchmark during 2015 and as a result, disclosure in an MDFP footnote of a change in the Fund's benchmark was not applicable.

The December 31, 2014 MDFP incorrectly indicated that the primary benchmark for the Fund was the Barclays U.S. Aggregate Bond Index. This error was identified while preparing the December 31, 2015 shareholder report. The Registrant evaluated the error included in the December 31, 2014 MDFP and determined that a restatement would not be necessary because the only shareholder invested in the Fund is Prudential Assurance Company Limited, a wholly owned subsidiary of Prudential plc, and an affiliate of the Adviser.

5.	JNL Variable Fund LLC Annual Financial Statement Filing

a.	In more than one instance, certain headers in the N-CSR filing indicate a date of December 31, 2014 rather than December 31, 2015.

RESPONSE: The Registrant notes that the incorrect date of December 31, 2014 rather than December 31, 2015 was inadvertently included in the page header of the N-CSR filing on two consecutive pages in the notes to the financial statements.  The error was isolated to the N-CSR filing and all headers in the printed book were appropriately referenced as December 31, 2015.

b.
For the JNL/Mellon Capital Dow Index Fund and JNL/Mellon Capital Global 30 Fund, the portfolio turnover ratios increased significantly from the prior years' ratios.  To the extent this increase in portfolio turnover is expected to continue, please update each Fund's prospectus to reflect the appropriate risks.

RESPONSE: The Registrant notes that this significant increase in portfolio turnover from the prior years' ratios can be attributed to the Funds each changing their investment strategies during 2015.  Because we do not expect such high portfolio turnover to continue, the Registrant does not think it is appropriate to add additional risk disclosure to the Fund's prospectus.

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

c.
Please explain why in the Statement of Operations several of the Funds, such as the JNL/Mellon Capital Technology Fund, have a payable for the board of manager fees that is larger than the board of manager fees expense.

RESPONSE: The Registrant notes that the payable for board of manager fees is larger than the board of manager fees expense in the Statement of Operations because the payable includes the cumulative liability associated with deferred trustee fees.

d.	Please separately describe to whom licensing fees are paid. Please also indicate whether licensing fees are paid to related parties or third parties.

RESPONSE: The Registrant notes that licensing fees are paid only to third parties. In future shareholder reports, this section in the Statement of Operations will be changed to "licensing fees paid to third parties."

e.	For the portion of the Chief Compliance Officer fees paid for by the Funds, please explain where these related party amounts are disclosed.

RESPONSE: The Registrant notes that the portion of the Chief Compliance Officer fees paid for by the Funds for the year ended December 31, 2015 was not material, which is why there is no separate disclosure for these fees.  The Registrant confirms that the Chief Compliance Officer fees will be disclosed in a separate line item in the Statements of Operations in the future.

6.	Jackson Variable Series Trust Annual Financial Statement Filing

a.
The JNAM Guidance Funds typically invest in Class A shares of the underlying funds rather than Class B shares which have a lower expense ratio. Please supplementally describe why they are investing in Class A shares rather than Class B shares.  Please also confirm that the JVST Board is aware of this practice and that the disclosure is appropriate in the shareholder reports and the prospectus to adequately disclose any potential for related party conflicts of interest.

RESPONSE: The expense ratios for the Class A shares of the underlying funds are traditionally higher than the expense ratios for the Class B shares because the Class A shares tend to include a 12b-1 fee while Class B shares do not (we also note that not all underlying funds offer Class B shares).  None of the JNAM Guidance Funds directly charges a 12b-1 fee, although its shareholders indirectly bear any 12b-1 fees incurred by the Class A shares in which the JNAM Guidance Funds invest.  The JNAM Guidance Funds, and their shareholders, may benefit from distribution and shareholder servicing with respect to Class A shares as those activities may result in a greater asset base and resulting economies of scale.  In addition, consistent with Section 12(d)(1)(G) of the 1940 Act, the distribution-related fee charged by the JNAM Guidance Funds, when aggregated with those paid by the underlying funds, are not excessive under the rules promulgated by FINRA.

Additionally, the Registrant confirms that the JVST Board is aware that the JNAM Guidance Funds typically invest in Class A shares of the underlying funds.  The Registrant also confirms that each of the JNAM Guidance Funds include any applicable 12b-1 fees of the underlying funds in the acquired fund fees and expenses row of its prospectus fee and expense table and an underlying funds risk, which states in relevant part, "The Fund also will bear its pro-rata portion of the operating expenses of the Underlying Funds, including Management and Administrative Fees and 12b-1 fees." Further, the Registrant intends to add disclosure to the shareholder reports that narratively explains the 12b-1 fees charged for the Class A shares of the underlying funds. Finally, the Registrant notes that payments under the 12b-1 plans for Class A shares of the underlying funds generally are not permitted to exceed its distributor's actual distribution and/or related service expenses.

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

b.
For the Master Feeder Funds, the notes to the financial statements reference that the master funds' shareholder reports accompany the report. Please describe where these master fund shareholder reports are located.

RESPONSE: The Registrant notes that the master funds' shareholder reports are mailed to the shareholders of the Master Feeder Funds at the same time that the financial statements are mailed. Additionally, the master funds' shareholder reports are available on Jackson's website.  Prospectively, the Registrant confirms that it will add to the notes to the financial statements that the master funds' shareholder reports are available on the SEC's website at www.sec.gov.

c.	For the JNL/AQR Risk Parity Fund, please confirm if securities are pledged as collateral for futures and if so, please indicate as such next to each pledged security in the Schedule of Investments.

RESPONSE: The Registrant notes that no securities were pledged as collateral for the futures in the Fund as of December 31, 2015. The existence of cash collateral in this Fund, rather than securities collateral, was reflected in in the Fund's FASB Topic 815 disclosure tables in the notes to the financial statements.  As such, no additional disclosure next to a security was required in the Schedule of Investments.

d.	For the JNL/AQR Risk Parity Fund, please disclose on the Schedule of Investments the share class for the investment in the JPMorgan U.S. Treasury Plus Money Market Fund.

RESPONSE: The Registrant notes that the Fund invested in the IM Class shares of the JPMorgan U.S. Treasury Plus Money Market Fund.  The Registrant will include the share class going forward for the JPMorgan U.S. Treasury Plus Money Market Fund.

e.
For JNL/Nicholas Convertible Arbitrage Fund, please confirm if the $175.878 million reflected in cash on the Statement of Assets and Liabilities was freely available and unrestricted.  If it was restricted, explain why this amount was not separately disclosed.

RESPONSE: The Registrant notes that after further review and consideration, a portion of the $175.878 million cash balance for the Fund reflected on the Statement of Assets and Liabilities was held at the Fund's prime broker and was restricted.  Prospectively, the portion of cash that is restricted for the Fund will be disclosed in the notes to the financial statements.

f.
For the Summary of Written Options for both the JNL/Eaton Vance Global Macro Absolute Return Advantage Fund and the JNL/PIMCO Credit Income Fund, please differentiate rather than combine the different currency notional amounts in the table.

RESPONSE: The Registrant agrees that in the future the notional amounts in the Summary of Written Options will be converted to U.S. Dollars so as to not combine different currency notional amounts in the table.

g.	In the Statements of Operations, please consider separately disclosing the net change in unrealized appreciation (depreciation) on investments for affiliated investments.

RESPONSE:  The Registrant acknowledges that this is not currently a requirement under existing regulations but is part of the SEC modernization proposals issued in 2015.  Although this information is available to the Registrant, as a result of increased operational and financial reporting risks associated with a separate disclosure for net change in unrealized appreciation (depreciation) on investments for affiliated investments and until regulations require such separate disclosure, the Registrant will continue to reflect unrealized appreciation (depreciation) on investments for unaffiliated and affiliated investments on the same line in the Statements of Operations.

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

7.	General Comments Impacting all Funds

a.
For the Securities Lending Cash Collateral Fund LLC ("Securities Lending Fund"), to the extent that the Adviser receives any management fees, please disclose any amounts received and any possible conflicts of interest. Additionally, if there are any revenue sharing or revenue splitting agreements in place between the Funds and the securities lending agents, please disclose these arrangements and any related party fees.

RESPONSE: The investment adviser for the Securities Lending Fund is not the same as each Fund's Adviser, JNAM, and does not receive any management fees from the Securities Lending Fund.  Effective July 1, 2015, JNAM began receiving an administration fee from the Securities Lending Fund for accounting and administrative services.  To clarify these relationships, the Registrant agrees to include the following disclosure in the notes to the financial statements prospectively:

JPM Chase serves as investment adviser to the Securities Lending Fund and receives a portion of the earnings from the Securities Lending Fund as consideration for its service as securities lending agent and Adviser to the Securities Lending Fund.

The Securities Lending Fund pays JNAM an annual fee for accounting and administrative services.

Under existing regulations, securities lending income split agreements between the Funds and the securities lending agent are not required to be disclosed. Although these requirements are part of the SEC modernization proposals issued in 2015, the Registrant views the earnings split as confidential information for which disclosure when not currently required could impact a competitive advantage of the Funds. As such, until regulations require disclosure, Registrant respectfully declines to disclose such information.

b.	For all investments in securitized vehicles, please include the series and the tranche information in the description on the Schedules of Investments.

RESPONSE: The Registrant agrees to include such series and tranche information in the description included on the Schedules of Investments as soon as Registrant is able to successfully update our systems to capture and report such information.

c.	In the Schedules of Investments, please consider labeling the page headers to include the word "Summary" given that certain of the Schedules are in fact summaries.

RESPONSE: The Registrant notes that its financial reporting system does not allow for different headers within the Schedules of Investments.  Therefore, the Registrant believes that the existing footnote included next to the Fund names disclosing the existence of a Summary Schedule of Investments is sufficient.

d.	For variable rate securities in the Schedules of Investments, please consider disclosing a description of the base reference rate and spread, if any.

RESPONSE: The Registrant acknowledges that this is not currently a requirement under existing regulations but is part of the SEC modernization proposals issued in 2015.  Base reference rate and spread information is not currently readily available in or accessible from the database that the Registrant uses to populate the shareholder reports.  As such, until regulations require such

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

disclosure, Registrant respectfully declines to include this information in its Schedules of Investments.

e.	For those Funds that were acquired in 2015, please update Edgar to inactivate these Funds.

         RESPONSE: The Registrant confirms that all of the Funds that were acquired in 2015 have now been deactivated in Edgar.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc: File

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

JNL® INVESTORS SERIES TRUST
   JNL® VARIABLE FUND LLC
JNL® STRATEGIC INCOME FUND LLC
JACKSON VARIABLE SERIES TRUST

1 Corporate Way
Lansing, MI 48951
517/381-5500

June 2, 2016

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Jacob Sandoval and Alberto Zapata

Re:
Jackson Variable Series Trust (File Nos: 333-177369 and 811-22613), JNL Investors Series Trust (File Nos: 333-43300 and 811-10041), JNL Variable Fund LLC (File Nos: 333-68105 and 811-09121), and JNL Strategic Income Fund LLC (File Nos: 333-183061 and 811-22730)

Dear Commissioners:

I am writing on behalf of the above referenced registrants.  We acknowledge and agree that: we are responsible for the adequacy and accuracy of the disclosures in the filing; comments by the staff of the Securities and Exchange Commission ("SEC") or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

Susan S. Rhee
Vice President, Counsel & Secretary